Exhibit (d)(10)

Forrester Research, Inc.

Corporate Governance Guidelines

The Board of Directors of Forrester Research, Inc. (the “Company”) has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board.

The business and affairs of the Company are managed by or under the direction of its Board of Directors in accordance with Delaware law, its charter and by-laws. The directors’ fiduciary duty is to exercise their business judgment in the best interests of the Company’s stockholders. The Chief Executive Officer, with his executive team, is responsible and accountable for the Company’s daily business operations.

Board Structure.

Board Size. The size of the Board should not exceed a number that, as determined by the Board, can function efficiently as a body. The Board should be composed of directors who have the experience and background necessary to serve effectively on the Board and its committees, which may include financial, business, technology industry, organizational development and other expertise as determined by the Board. The Board size will be set by the Board on the recommendation of the Compensation and Nominating Committee, in accordance with the Company’s by-laws.

Independent Directors. At least a majority of the Board will consist of directors whom the Board has determined to be independent within the meaning of the rules governing independence established by The NASDAQ Stock Market, Inc. (“NASDAQ”) and the Securities and Exchange Commission.

Chairman and Chief Executive Officer. The Board shall select a Chairman from its members. The Chief Executive Officer may also serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Term Limits. The Board believes that experience as a director of the Company is a valuable asset. Therefore, the Board has no set limit on the number of terms a director may serve. The Board encourages fresh ideas and viewpoints and values the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company.

Resignation. All directors must resign from the Board at the Annual Meeting of Stockholders following their 70th birthday. Directors, other than the Chairman of the Board, who are also employees of the Company must resign from the Board at the same time their employment with the Company terminates for any reason.

Director Selection; Qualifications; Continuing Education.

Director Candidates. The Board, acting on the recommendation of the Compensation and Nominating Committee, will nominate a slate of director candidates for election at each annual meeting and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board between annual meetings. Stockholders may submit recommendations for director candidates to the Compensation and Nominating Committee for the Committee’s consideration.

Orientation and Continuing Education. New directors will receive an orientation by appropriate managers and advisors regarding the Company’s business and affairs and the duties of directors. Reviews of particular aspects of the Company’s operations will be presented by members of management from time to time as part of the agenda of regular Board meetings.

Board Meetings; Executive Sessions; Evaluation of Performance.

Board Meetings. The Board currently holds regular meetings five times per year. In addition, the Board holds special meetings as warranted to discuss particular initiatives. An executive session of the non-employee directors will normally be held immediately before or after each regularly scheduled meeting of the Board.

Agendas. The Chairman will prepare the agenda for each Board meeting. Each director may suggest the inclusion of items on the agenda, and Board members are free to raise at any Board meeting subjects relating to the Company that are not on the agenda for that meeting.

Information and Presentations. Information that is important to the understanding of the Company’s business and matters to be considered at a Board meeting or a meeting of a committee of the Board should be distributed to the directors sufficiently in advance of the meeting so that the directors will be prepared to discuss the matters addressed in the material.

Evaluation of Board Performance. The Board will conduct an annual evaluation of its overall performance, including matters relating to the composition and independence of the Board and implementation of these Corporate Governance Guidelines.

Committees.

Committees. The Board will appoint from among its members such committees as it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Audit Committee and the Compensation and Nominating Committee.

Committee Composition.

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Members of the Audit Committee and the Compensation and Nominating Committee must satisfy the independence requirements of NASDAQ and applicable rules and regulations adopted by the Securities and Exchange Commission.

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Members of the Compensation and Nominating Committee or a duly constituted subcommittee thereof must qualify as independent “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and shall qualify as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code.

Committee Charters. The Compensation and Nominating Committee and the Audit Committee shall each have a written charter setting forth its responsibilities. Charters will be adopted by the Board and periodically reviewed and updated as necessary.

Committee Assignments. Membership of, and the chairman, if any, of each committee will be determined by the Board after consultation with the Chairman of the Board.

Committee Self-Evaluation. Periodically, each of the Board committees will conduct an evaluation of its performance and effectiveness.

Director Compensation. The Compensation and Nominating Committee of the Board reviews and recommends to the Board the amount and form of director compensation. It is the general policy of the Board that Board compensation should include cash and equity-based compensation. An executive officer of the Company serving as a member of the Board of Directors shall not receive additional compensation for his or her service as a director. Non-employee directors may not receive consulting, advisory or other compensatory fees from the Company in addition to their regular compensation for service as a director.

CEO Performance Review.

At least annually, the non-employee directors will, in conjunction with the Compensation and Nominating Committee, review the performance of the Chief Executive Officer in light of the Company’s goals and objectives.

Succession Planning.

At least annually, the Board will conduct a review of succession planning for the Chief Executive Officer and other senior executives.

Board Resources.

Access to Employees. Non-employee directors will have full access to senior management of the Company and other employees. The Board expects that there will be regular opportunities for directors to meet with members of management in Board and committee meetings and in other formal or informal settings. Senior managers directly present reports to the Board on their areas of responsibility at regularly scheduled Board meetings.

Authority to Retain Advisors. It is normally expected that information regarding the Company’s business and affairs will be provided to the Board by management and staff and by the Company’s independent auditor. However, the Board and each committee have the authority to retain such outside advisors, including accountants, legal counsel, or other experts, as it deems appropriate. The fees and expenses of any such advisors will be paid by the Company.

Code of Business Conduct and Ethics.

The Company has adopted a comprehensive “Code of Business Conduct and Ethics” and directors are expected to act at all times in accordance with its requirements as they apply to the directors, including adherence to the Company’s policies with respect to conflicts of interest, confidentiality, protection of the Company’s assets, ethical conduct in business dealings and respect for and compliance with applicable law. Any waiver of the requirements of the Code with respect to any individual director or executive officer of the Company shall be reported to, and be subject to the approval of, the Board of Directors or a committee of the Board.

Communication by Interested Parties with the Non-Employee Directors.

The Compensation and Nominating Committee will maintain procedures for interested parties to communicate directly with the non-employee directors. These procedures will be published in the proxy statement for each annual meeting of stockholders.

The Board believes that it is management’s role to speak for the Company. Non-employee directors may, from time to time, meet or otherwise communicate with various constituencies involved with the Company, but it is expected that a director would do this with the knowledge of management.

Review of Corporate Governance Guidelines.

The Board will periodically review these Corporate Governance Guidelines and revise them as appropriate.

Stock Retention Guidelines

Members of Forrester’s executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director of, the Company. This commitment requires executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock options and withholding taxes. For directors, the applicable withholding taxes will be presumed to be the minimum withholding tax applicable to an employee.

There may be instances where these guidelines would place a severe hardship on an officer or director, although it is expected that these instances will be rare. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order.

The Company’s stock retention guidelines are intended to be applied in accordance with applicable law, and do not create or imply any obligation on the part of the Company to continue to employ an officer or any entitlement to equity-based awards.